Exhibit 99.1

STRATASYS LTD.

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 952.937.3000	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel 972.931.4314

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Time and Date of Meeting	1:00 p.m. U.S. Eastern Time, on February 25, 2013

Place of Meeting	Marriott Marquis Hotel
Odets Room
1535 Broadway
New York, New York

Items of Business

• To ratify (i) the election of Mr. Eyal Desheh and Mr. Victor Leventhal as external directors of Stratasys Ltd. (the “Company”), each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), and (ii) the terms of their compensation.

• To authorize the appointment of Mr. S. Scott Crump as the Chief Innovation Officer of the Company reporting directly to the Executive Committee of the Board of Directors of the Company.

• To approve an amendment to the Company’s 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) increasing the number of ordinary shares, nominal value New Israeli Shekel 0.01 per share (“ordinary shares”), currently authorized to be issued under the 2012 Plan from 2,500,000 to 4,000,000.

• To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Our Board of Directors recommends a vote FOR the ratification of (i) the election of Mr. Desheh and Mr. Leventhal as external directors of the Company and (ii) the terms of their compensation; FOR the authorization to appoint Mr. Crump as the Chief Innovation Officer of the Company reporting directly to the Executive Committee of the Board of Directors of the Company; and FOR the amendment to the 2012 Plan that increases the number of ordinary shares currently authorized to be issued thereunder to 4,000,000.

Record Date	You are entitled to vote if you were a shareholder as of the close of business on January 18, 2013.

Voting

We urge you to read the attached proxy statement and vote your shares promptly. You may vote shares you own directly in person by attending the Extraordinary Meeting. You may also vote shares you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Extraordinary Meeting and vote in person even if you have previously signed a proxy. If a broker, trustee or nominee holds your shares, you may instruct them on how you want your shares voted. Specific instructions to be followed in order to vote are set forth on the enclosed proxy card or voting instruction form provided by your broker, trustee or nominee.

By Order of the Board of Directors

S. Scott Crump

Chairman of the Board

Eden Prairie, Minnesota

January 28, 2013

This Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and form of proxy are first being distributed on or about January 28, 2013.

STRATASYS LTD.

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 952.937.3000	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel 972.931.4314

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on February 25, 2013

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE EXTRAORDINARY GENERAL MEETING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed form of proxy because our Board of Directors is soliciting your proxy to vote your shares at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at 1:00 p.m., U.S. Eastern Time, on February 25, 2013, at the Marriott Marquis Hotel, Odets Room, 1535 Broadway, New York, New York.

What items of business will be voted on at the Extraordinary Meeting?

•  The ratification of (i) the election of Mr. Eyal Desheh and Mr. Victor Leventhal as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), and (ii) the terms of their compensation.

•  The authorization of the appointment of Mr. S. Scott Crump as the Chief Innovation Officer of the Company reporting directly to the Executive Committee of the Board of Directors of the Company.

•  The approval of an amendment to the Company’s 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) that increases the number of ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“ordinary shares”), currently authorized for issuance under the 2012 Plan from 2,500,000 to 4,000,000.

We will also consider any other business that is properly brought before the Extraordinary Meeting.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR the ratification of (i) the election of Messrs. Desheh and Leventhal as external directors of the Company and (ii) the terms of their compensation; FOR the authorization of the appointment of Mr. Crump as the Chief Innovation Officer of our Company reporting directly to the Executive Committee of the Board of Directors of our Company; and FOR the amendment to the 2012 Plan increasing the number of ordinary shares currently subject to such plan from 2,500,000 to 4,000,000.

What shares can I vote?

Our only class of stock outstanding is ordinary shares, nominal value of NIS 0.01 per share.  Each ordinary share outstanding as of the close of business on the record date, January 18, 2013, is entitled to one vote on all items of business at the Extraordinary Meeting.  You may vote all ordinary shares you owned at that time, which may be (1) shares held directly in your name as the shareholder of record and/or (2) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. On the record date, there were 38,381,074 ordinary shares outstanding and entitled to vote. There were 88 shareholders of record and approximately 37,500 beneficial owners on the record date. The closing price of the ordinary shares on that date, as quoted on the NASDAQ Global Select Market, was $89.69.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most shareholders hold their shares through a broker or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by Stratasys. You may have stock certificates for those shares or they may be registered in book-entry form under the direct registration system. As the shareholder of record, you have the right to grant your voting proxy directly to our proxy holders or to vote in person at the Extraordinary Meeting. We have enclosed a proxy card for your use.

Beneficial Owner. If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Extraordinary Meeting.

As a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Extraordinary Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Extraordinary Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

How can I vote my shares in person at the Extraordinary Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Extraordinary Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

How can I vote my shares without attending the Extraordinary Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Extraordinary Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you.

You may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. Beneficial owners may vote by completing, signing and dating the voting instruction forms provided by their brokers, trustees or nominees and mailing them in the enclosed pre-addressed envelope. Beneficial owners may also be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com.  In addition, we have filed a report on Form 6-K with the Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit.  You can obtain the Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Extraordinary Meeting and voting in person. Attendance at the Extraordinary Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.  Broadridge must receive any such revocation of proxy by 5:00 p.m., U.S. Eastern Time, on February 24, 2013, for it to be effective. If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Extraordinary Meeting and voting in person.

What is the quorum required in order to conduct business at the Extraordinary Meeting?

Under our Articles of Association, a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least a majority of the voting rights in our Company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder.  If within half an hour after the time appointed for the meeting, a quorum is not present, without there being an obligation to notify the shareholders to that effect, the meeting will be adjourned to the same day, in the following week, at the same hour and at the same place or to a later time and date if so specified in the notice of the meeting.  If such day falls on a statutory holiday (either in Israel or in the U.S.), the meeting will be adjourned to the first business day afterwards that is not a statutory holiday.

What is the voting requirement to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, Proposal 1— the ratification of (i) the election of each of Messrs. Eyal Desheh and Victor Leventhal as an external director and (ii) the terms of their respective compensation— is subject to satisfaction of either of the following two voting requirements:

•                  the majority voted in favor of the ratification of election and terms of compensation includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the subject external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the ratification of election of that external director and his compensation terms does not exceed two percent (2%) of the aggregate voting rights in our Company.

The approval of Proposal 2— authorizing (i) the appointment of Mr. Crump as our Chief Innovation Officer and (ii) his assumption of chief executive officer- type duties in such role— is also subject to satisfaction of either of the following two voting requirements:

•                  the majority voted in favor of such authorization includes a two-thirds majority of the shares held by non-controlling shareholders who do not have a personal interest in Mr. Crump’s serving as our Chief Innovation Officer or his assumption of chief executive officer- type duties in such role (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders voted against such authorization does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.  In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

If you provide specific instructions (mark boxes), your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the Extraordinary Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted.   In addition, if you hold shares beneficially in street name and you do not return the voting instruction form or otherwise instruct your broker how to vote (including via the internet, if so indicated on your voting instruction form), your broker may not vote your shares in its discretion on any of the known proposals to be brought before the meeting, including: the ratification of (i) the election of external directors and (ii) the terms of their compensation; the  authorization of the appointment of  Mr. S. Scott Crump as our Chief Innovation Officer reporting directly to the Executive Committee of our Board of Directors and his assumption of chief executive officer-type duties in that position; and the approval of the amendment to our 2012 Plan increasing the number of ordinary shares currently authorized for issuance thereunder.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the meeting, but are not considered “present” for the purposes of voting on non-discretionary matters. Such shares have no impact on the outcome of the voting on such proposals.

What happens if additional matters are presented at the Extraordinary Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Extraordinary Meeting. If you grant a proxy, the persons named as proxy holders, Shane Glenn and Susan Camuel, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Extraordinary Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Continental Stock Transfer & Trust Company, our transfer agent, will act as the inspector of election to tabulate the votes cast at the Extraordinary Meeting.

Who will pay the costs of soliciting votes for the Extraordinary Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Extraordinary Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Extraordinary Meeting?

We expect to announce preliminary voting results at the Extraordinary Meeting and publish final results in a report on Form 6-K to be filed with the SEC after our Extraordinary Meeting. You can access that Form 6-K, and all of our other reports filed with the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

Is a list of shareholders entitled to vote at the Extraordinary Meeting available?

The Companies Law does not require us to make a list of our shareholders available at or before a general meeting of shareholders.  Therefore, no list of shareholders will be available at or before the Extraordinary Meeting.

OTHER MATTERS

On April 13, 2012, under the name Objet Ltd., we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stratasys, Inc., a Delaware corporation, whose common stock was listed on the NASDAQ Global Select Market under the symbol “SSYS.”  Under the terms of the Merger Agreement, Stratasys, Inc. agreed to merge (the “Merger”) with our indirect, wholly-owned subsidiary Oaktree Merger Inc., a Delaware corporation, and we agreed to issue to Stratasys, Inc. stockholders one ordinary share for each share of common stock of Stratasys, Inc. that they held at the effective time of the Merger.  Immediately prior to the Merger, we changed our name to Stratasys Ltd. and took certain other actions that were conditions to the completion of the Merger.  The Merger closed at the effective time of 12:01 a.m. U.S. Eastern time on December 1, 2012, and our ordinary shares began to trade on the NASDAQ Global Select Market on December 3, 2012, under the symbol “SSYS.”   In connection with the issuance of our ordinary shares to holders of Stratasys, Inc. common stock, we filed a registration statement on Form F-4 (the “F-4 Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on August 8, 2012.  The F-4 Registration Statement contains information regarding the Merger Agreement and the Merger, our Company, and Stratasys, Inc., including information about our officers and directors, our Articles of Association, and our business operations after the Merger.  You can access the F-4 Registration Statement at the SEC’s website at www.sec.gov.  We urge you to read the F_4 Registration Statement to obtain additional information regarding our Company and the Merger.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Extraordinary Meeting, please read this Proxy Statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of January 18, 2013, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Ordinary shares that a person has a right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. We based our calculations of the percentage owned on 38,381,074 ordinary shares outstanding on January 18, 2013.

Unless stated otherwise, the information set forth in the table is based on the information contained in our F-4 Registration Statement, which was declared effective on August 8, 2012. We have not independently verified information filed with the SEC by our shareholders upon which certain of the information set forth below is based.

Name of Shareholder	Number of shares beneficially owned(1)		Percentage of outstanding Shares(2)
Samson Capital, LLC (3)	4,267,647		11.12%

Roy J. Zuckerberg	4,831,887	(4)	12.59%

AGM Holding BV(5)	2,981,336	(6)	7.77%

Philippe J. Setton	2,728,518	(7)	7.11%

Elchanan Jaglom	4,793,485	(8)	12.49%

PRIMECAP Management Company	1,956,301	(9)	5.10%

All directors and executive officers as a group (12 persons)	6,617,452		17.19%

(1)         The number of ordinary shares shown for shareholders that held our shares before consummation of the Merger is based upon the number of shares presented for them in our F-4 Registration Statement under the heading “Security Ownership of Certain Beneficial Owners and Management of Objet— Current Beneficial Ownership”, as reduced to reflect the reverse stock split of one ordinary share for every 8.691 ordinary shares outstanding, which occurred immediately prior to the effective time of the Merger.

(2)         If a shareholder has the right to acquire shares by exercising stock options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)         Samson Capital, LLC is a limited liability company organized under the laws of the State of Delaware. The outstanding membership interests of Samson Capital, LLC are held by Roy J. Zuckerberg (74.1% interest), Michael Jaglom (18.5% interest) and an entity holding membership interests for the benefit of Elchanan Jaglom and members of his family. Michael Jaglom and Elchanan Jaglom are cousins. Roy J. Zuckerberg and Elchanan Jaglom are the managing members of Samson Capital, LLC and, by virtue of such roles, may be deemed to possess shared power to direct the voting and disposition of, and thus shared beneficial ownership with respect to, the ordinary shares held by Samson Capital, LLC. Each of Roy J. Zuckerberg and Elchanan Jaglom disclaims beneficial ownership of the ordinary shares held by Samson Capital, LLC except to the extent of his pecuniary interest therein. Michael Jaglom also owns 231,982 ordinary shares, which, together with the shares he may be deemed to own by virtue of his membership interest in Samson Capital, would comprise more than 5% of the outstanding ordinary shares.

(4)         Consists of 38,402 ordinary shares held by Zuckerberg Investment Partners, LP, 4,267,647 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership (as disclosed in note (3) above) and 525,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of Delaware, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 43.8% ownership of the membership interests of Hancock LLC.

(5)         AGM Holding BV is a Dutch company.

(6)         Consists of 1,121,850 ordinary shares held directly by AGM Holding BV and 1,859,486 ordinary shares held by Greenhill Highways LLC, a limited liability company organized under the laws of the State of Delaware and wholly-owned subsidiary of AGM Holding BV. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by AGM Holding BV, is possessed by Manou van Moorsel. Ms. van Moorsel possesses no pecuniary interest with respect to the ordinary shares held directly and indirectly by AGM Holding BV and, accordingly, disclaims beneficial ownership thereof. The outstanding ordinary shares held by AGM Holding BV are owned indirectly by an irrevocable, discretionary trust, as to which members of Elchanan Jaglom’s family, in addition to educational institutions, as beneficiaries of such trust, may be deemed to possess interests. Any such interests would be in an indeterminable number of ordinary shares owned indirectly by such trust.

(7)         Consists of (i) 1,584,520 ordinary shares held by Tyres Tech LLC, or Tyres, and (ii) 1,143,998 ordinary shares held by Merto Holdings LLC, or Merto. Each of Tyres and Merto is a limited liability company organized under the laws of the State of Delaware. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by Tyres is controlled by Mr. Setton. Of the ordinary shares held by this entity, 1,222,076 are held for the benefit of Mr. Setton. The other 362,444 ordinary shares held by this entity are held for the benefit of a company of which Elchanan Jaglom is the sole director. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by Tyres except to the extent of his pecuniary interest therein. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by Merto is controlled by Mr. Setton. However, 33% of the outstanding membership interests of Merto are held for the benefit of Mr. Setton, with the balance of the outstanding membership interests of Merto being held by other persons/entities none of whom have an effective, indirect economic interest in ordinary shares amounting to 5%. The number listed above does not include 94,442 ordinary shares in which Mr. Setton may be deemed to have a beneficial interest through his 50% non-voting interest in another entity which holds less than 5% of the outstanding ordinary shares. Mr. Setton disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

(8)         Consists of (i) the 4,267,647 ordinary shares held by Samson Capital LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership (as disclosed in note (3) above) and (ii) the 525,838 ordinary shares held by Hancock LLC, a California limited liability company of which 56.2% of the membership interests are held by a company of which Mr. Jaglom is the sole director. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital LLC and Hancock LLC except to the extent of his pecuniary interest therein. Please also see note (7) above.

(9)         Beneficial ownership information presented is based on a statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on May 10, 2012 with respect to its holdings of common stock of Stratasys, Inc., and based on the one-for-one exchange ratio (whereby each share of common stock of Stratasys, Inc. was converted into the right to receive one ordinary share of our Company) in the Merger. PRIMECAP Management Company exercises sole voting power with respect to 1,715,001 shares and sole dispositive power with respect to 1,956,301 shares. The percentage of shares presented assumes no acquisition or disposition of either Stratasys, Inc. common stock (prior to the Merger) or ordinary shares of our Company (following the Merger) by PRIMECAP Management Company since April 30, 2012.

PROPOSAL 1:

RATIFICATION OF ELECTION OF EXTERNAL DIRECTORS

AND TERMS OF THEIR COMPENSATION

Election of External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Select Market, are required to include at least two members who qualify as external directors. Mr. Eyal Desheh and Mr. Victor Leventhal have been elected to serve as our external directors, subject to ratification at a meeting of our shareholders required to be held no later than three months following the date on which we became a public company.

The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders’ meeting, provided that either:

•                  the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Companies Law (by reference to the Israeli Securities Law) as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

After an initial term of three years, an external director may be reelected to serve in that capacity for up to two additional three-year terms, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved at a shareholders’ meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent (2%) of the aggregate voting rights in the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders’ meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, the board of directors is required under the Companies Law to call a shareholders’ meeting to be held as soon as practicable  to appoint a replacement external director.  In addition, under our Articles of Association, if the Board seat held by Mr. Desheh becomes vacant on or before December 1, 2014, then his successor as an external director will be nominated by the remaining Class A Directors; similarly, if the Board seat held by Mr. Leventhal becomes vacant on or before December 1, 2014, then his successor as an external director will be nominated by the remaining Class B Directors.

Under the Companies Law, each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and, following an amendment to the Companies Law that was effective in December 2012, the compensation committee must include all external directors then serving on the board of directors. Accordingly, Mr. Desheh and Mr. Leventhal have been appointed by our Board to serve as members of our Audit Committee, and Mr. Desheh has been appointed to serve as a member of our Executive Committee, which has the right to exercise certain powers of our Board of Directors.  Messrs. Desheh and Leventhal will also be appointed to our Compensation Committee when we establish such committee in accordance with the Companies Law.

Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to applicable regulations. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term, subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of the controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other prohibited relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder, any affiliation or other prohibited relationship with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department.

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term affiliation and the similar types of prohibited relationships include (subject to certain exemptions):

•                  an employment relationship;

•                  a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•                  control; and

•                  service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The term “office holder” is defined under the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company for his or her role as a director. This prohibition does not apply to compensation paid or given in accordance with Companies Law regulations or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child, and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed, all members of the board of directors (excluding a controlling shareholder or a relative thereof) are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our Board of Directors to have accounting and financial expertise. However, if at least one of our other (non-external) directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our external directors is required to possess accounting and financial expertise as long as both possess other requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, in such a manner which allows him or her to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public service, (ii) an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) at least five years of experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office or a senior position in the company’s main line of business.

Our Board of Directors has determined that Mr. Desheh has accounting and financial expertise and Mr. Leventhal possesses professional qualifications as required under the Companies Law.  Our Board of Directors has also determined that Mr. Desheh and Mr. Leventhal satisfy the requirements under the NASDAQ Listing Rules and SEC rules to serve on our Board as independent directors.

Set forth below is certain information regarding the background and experience of Mr. Desheh and Mr. Leventhal.

Eyal Desheh has served as Chief Financial Officer of Teva Pharmaceutical Industries Ltd., a global pharmaceutical and drug company, since July 2008. From 2000 until 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd., a global leading provider of network security solutions. From 1996 until 2000 he served as CFO of Scitex Ltd., and from 1989 until 1996, he served as deputy CFO of Teva Pharmaceuticals Ltd.  Mr. Desheh holds a B.A. in Economics and an M.B.A. in Finance, both from the Hebrew University in Jerusalem.

Victor Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee.  From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception.  From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company.  From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He is currently serving on the Advisory Board for SalesKatz, a company providing information to sales people using proprietary search engine technology. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

Compensation of External Directors

We have agreed to pay Mr. Desheh and Mr. Leventhal for their service as directors an annual cash fee of NIS 97,500 and a per meeting cash fee of NIS 3,750, subject, however, to any limitations on total compensation amounts (annual plus per-meeting fees) payable to external directors that may apply under the Companies Law.  As additional compensation, we have also agreed to grant them options to purchase our ordinary shares as described below.

Mr. Desheh originally agreed to serve as an external director of our Company when we expected to make an initial public offering of our ordinary shares.  At that time, both our Board of Directors and our shareholders approved a grant to Mr. Desheh of options to purchase 150,000 ordinary shares at an exercise price of $0.90 per share, effective upon closing of the public offering.  After we signed the Merger Agreement with Stratasys, Inc., our Board of Directors and shareholders reaffirmed the grant of such options to become effective at the effective time of the Merger and 30 days after the filing of our 2012 Plan with the Israeli Tax Authority.  In connection with, and prior to consummation of, the Merger, our shareholders also approved a reverse split of our ordinary shares at a reverse split ratio of one ordinary share for each 8.691 ordinary shares outstanding (the “Reverse Split”) at the effective time of the Merger.  Accordingly, after giving effect to the Reverse Split, we have agreed to grant Mr. Desheh options to purchase 17,259 ordinary shares at an exercise price of $7.82 per share.  Mr. Desheh’s options vest over four years, expire after ten years, and are subject to the other terms and conditions of the 2012 Plan.

In connection with, and prior to consummation of, the Merger, both our Board of Directors and our shareholders also approved a grant to Mr. Leventhal of options to purchase such number of ordinary shares, at an exercise price per share equal to the fair market value of the ordinary shares (as determined as of the date of the closing of the Merger, and in accordance with the 2012 Plan), as shall be equivalent in value under the Black-Scholes model to the options granted to Mr. Desheh as described above.  Mr. Leventhal’s options also vest over four years, expire after ten years, and are subject to the other terms and conditions of the 2012 Plan.  Based on calculations prepared by an independent consultant, options to purchase 33,179 ordinary shares at an exercise price of $74.95 per share have a Black-Scholes value equal to the options granted to Mr. Desheh.

Our Board of Directors recommends that our shareholders ratify the terms of the compensation of Messrs. Desheh and Leventhal, consisting of the annual cash fee, the per-meeting cash fee, and the Black-Scholes value of the options granted to them as external directors of our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the election of Mr. Eyal Desheh and Mr. Victor Leventhal as directors of Stratasys Ltd. to serve as external directors for a three-year term until February 25, 2016, and the terms of their compensation as directors of Stratasys Ltd. described in the Proxy Statement, dated January 28, 2013, be, and they hereby are, ratified, confirmed and approved in all respects.

As described above, the ratification of (i) the election of Mr. Desheh and Mr. Leventhal as external directors of our Company and (ii) the terms of their compensation as such external directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Each shareholder voting at the Extraordinary Meeting or submitting the accompanying proxy card with respect to Proposal 1 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case, as defined in the Companies Law and described above) (other than a personal interest not deriving from a relationship with a controlling shareholder), in the ratification of (i) the election of Messrs. Desheh and Leventhal as external directors or (ii) the terms of their compensation.  If you believe that you are a controlling shareholder or have such a personal interest, you are requested to not complete a proxy card and to instead contact Shane Glenn, our Director of Investor Relations, at 952-294-3416 or sglenn@stratasys.com for instructions as to how to submit your proxy with respect to this Proposal 1

The Board of Directors unanimously recommends a vote FOR the foregoing resolution.

PROPOSAL 2:

AUTHORIZATION OF THE APPOINTMENT OF S. SCOTT CRUMP

AS CHIEF INNOVATION OFFICER

Background

Our Merger Agreement with Stratasys, Inc. provided that in addition to acting as our Chairman, Mr. S. Scott Crump will have duties that include future technology initiatives and intellectual property.  Our Board of Directors has determined that rather than having such duties be included in the duties of the Chairman, it would establish the position of Chief Innovation Officer, who will be responsible for developing future technology initiatives and developing intellectual property useful in our business.  The Chief Innovation Officer will report directly to the Executive Committee of our Board of Directors.  Consistent with the terms of the Merger Agreement, our Board of Directors has resolved, subject to prior shareholder authorization, to appoint Mr. Crump to serve as our Chief Innovation Officer for a term that coincides with the initial term of our directors, which ends on December 1, 2014.

Under our Articles of Association, during the initial term of our directors, Mr. Crump, as a Class B Director, may be removed as a director only for cause by the unanimous vote of all other Class B Directors.  As Mr. Crump’s powers and duties as Chief Innovation Officer were intended to be included in his powers and duties as Chairman, our Board of Directors has determined, consistent with our Articles of Association and the Merger Agreement, that Mr. Crump may be removed as Chief Innovation Officer during such initial term only for cause by the unanimous vote of all other Class B Directors.

Under the Companies Law, the chief executive officer of an Israeli company has all of the executive powers of the company not granted to the shareholders or the board of directors, and the chairman of the board of directors of an Israeli public company may exercise the powers of the chief executive officer only with the approval of the shareholders.  The powers that Mr. Crump will have as our Chief Innovation Officer will comprise powers that our Chief Executive Officer would otherwise have the right to exercise.  Therefore, as Mr. Crump is also our Chairman, our shareholders are required to authorize our Board of Directors to appoint Mr. Crump as our Chief Innovation Officer.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the Board of Directors be, and hereby is, authorized to appoint S. Scott Crump to serve as Chief Innovation Officer of Stratasys Ltd., reporting directly to the Executive Committee of the Board of Directors (or in the absence of an Executive Committee, directly to the Board of Directors) for as long as he shall also serve as a Class B Director of Stratasys Ltd., with powers and duties relating to developing future technology initiatives and developing intellectual property useful in the Company’s business,  and further subject to removal as Chief Innovation Officer only if he is also removed or terminated during said period as a Class B Director in accordance with the Company’s Articles of Association, or as otherwise permitted by law .

As described above, the authorization of the appointment of Mr. Crump as our Chief Innovation Officer requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority include at least two-thirds of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in our Company.

Any shareholder voting at the Extraordinary Meeting or submitting the accompanying proxy card with respect to Proposal 2 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case as defined in the Companies Law) (other than a personal interest not deriving from a relationship with a controlling shareholder) in the appointment of Mr. Crump to serve as Chief Innovation Officer of our Company or in his assumption of chief executive officer-type duties in such role.  If you believe that you are a controlling shareholder or have such a personal interest, you are requested to not complete a proxy card and to instead contact Shane Glenn, our Director of Investor Relations, at 952-294-3416 or sglenn@stratasys.com for instructions as to how to submit your proxy with respect to this Proposal 2.

The Board of Directors unanimously recommends a vote FOR the foregoing resolution.

PROPOSAL 3:

INCREASE IN THE NUMBER OF ORDINARY SHARES

AUTHORIZED TO BE ISSUED UNDER OUR

2012 OMNIBUS EQUITY INCENTIVE PLAN

Proposed Amendment

Our Board of Directors, our Executive Committee and our management all believe that the effective use of stock-based long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plans and achieve strong performance in the future by providing a direct link between compensation and long-term shareholder value creation.  Accordingly, our Board of Directors has adopted an amendment (the “Amendment”) to the 2012 Plan, subject to approval of our shareholders.  The 2012 Plan, as originally adopted by our shareholders, authorized us to issue up to 2,000,000 ordinary shares under the 2012 Plan.  Under the terms of the 2012 Plan, effective January 1, 2013, the number of ordinary shares that we are authorized to issue under the 2012 Plan was automatically increased by 500,000 shares, to a total of 2,500,000 shares.  The Amendment provides for an increase in the number of ordinary shares currently authorized to be issued under the 2012 Plan to 4,000,000 shares from 2,500,000 shares, enabling the continued use of the 2012 Plan for stock-based incentive awards. We expect to use these shares for annual retention awards to current employees, for awards to new hires, and for awards to employees of companies that we may acquire in the future.

By increasing the number of shares authorized under the 2012 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the Executive Committee, our Board of Directors and our management over the next several years. In addition to the ordinary shares authorized for issuance under the 2012 Plan, as of January 18, 2013, we also had 3,292,157 ordinary shares subject to outstanding awards under our predecessor equity plans and the Stratasys, Inc. plans that we assumed in connection with the Merger, of which 2,301,948 ordinary shares were subject to awards that were already vested. As of January 18, 2013, the total number of ordinary shares outstanding was approximately 38,381,074. If this proposal is not approved by our shareholders, we anticipate that we may not have enough shares available to fund awards under the 2012 Plan in the long term.

The principal features of the 2012 Plan are summarized under the heading 2012 Omnibus Stock Option and Restricted Stock Plan(1) in our proxy statement/prospectus filed as part of our F-4 Registration Statement, which the SEC declared effective on August 8, 2012, and which is incorporated by reference into this proxy statement. That summary does not contain all information about the 2012 Plan. A copy of the complete text of the 2012 Plan is included as Exhibit 10.6 to the F-4 Registration Statement, and the description of the 2012 Plan in the F-4 Registration Statement is qualified in its entirety by reference to the full text of the 2012 Plan.

* The name of the 2012 Plan was changed prior to the effective time of the Merger.  All terms of the 2012 Plan are otherwise the same as those summarized in the proxy statement/prospectus filed as part of the F-4 Registration Statement, and except for the name, the 2012 Plan is the same as that filed as Exhibit 10.6 thereto.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that, effective as of the date of adoption by the Company’s shareholders of this resolution, the first sentence of Section 5.1 of the Stratasys Ltd. Omnibus Equity Incentive Plan be, and it hereby is, amended to insert “4,000,000” in lieu of “2,000,000.

As described above, the Amendment of our 2012 Plan requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal.

The Board of Directors unanimously recommends a vote FOR the foregoing resolution.

ADDITIONAL INFORMATION

Our F-4 Registration Statement, which was declared effective by the SEC on August 8, 2012, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on January 14, 2013, we issued a press release and furnished a related report on Form 6-K giving notice of the Extraordinary Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Eden Prairie, Minnesota

January 28, 2013